Filed by Telecom Italia S.p.A.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Telecom Italia S.p.A.

Commission File Number: 001-13882

Date: December 12, 2015

IMPORTANT INFORMATION:

In connection with the proposed transaction, Telecom Italia expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to shareholders.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

EXCHANGE OF SAVINGS SHARES FOR ORDINARY SHARES: (I) OFFER TO THE HOLDERS OF SAVINGS SHARES OF ONE ORDINARY SHARE IN EXCHANGE FOR EACH SAVINGS SHARE HELD, PLUS A CASH PAYMENT; AND (II) THE MANDATORY EXCHANGE OF THE SAVINGS SHARES NOT SO EXCHANGED AT THE END OF THE OFFER REFERRED TO IN POINT (I) FOR ORDINARY SHARES. AMENDMENTS TO ARTICLES 5, 6, 14, 18 AND 20 OF THE COMPANY’S BYLAWS. APPROVAL OF ANY RELEVANT AND CONSEQUENT RESOLUTION.

Milan, 12 December 2015

Dear Shareholders

Further to our letter of 5 December 2015 and the notices relating to the Extraordinary General Meeting (“EGM”) of the Company’s ordinary shareholders and the Special Meeting of the Company’s savings shareholders, called, respectively, for 15 December 2015 and 17 December 2015 in order to vote upon the proposed transaction, pursuant to which:

  holders of savings shares will be offered one ordinary share issued in exchange for each savings share held plus cash consideration paid to the Company equal to Euro 0.095 for each share (the “Voluntary Portion”); and

  holders of savings shares who do not accept the offer in the Voluntary Portion will, mandatorily, at a ratio of 0.87 ordinary share for each savings share held, receive ordinary shares in exchange for savings shares held (the “Mandatory Portion” and, together with the Voluntary Portion, the “Transaction”).

in which we reminded you that a successful outcome for the Transaction will require, first and foremost, a favourable vote by the ordinary shareholders at the EGM on 15 December 2015, in addition to a favourable vote by the savings shareholders at the Special Meeting on 17 December 2015, we take this opportunity to confirm that the Transaction is in line with best practice and, as far as the Company is aware, the Transaction, as presented to the investors, has received the positive feedback from the Proxy Advisory and Governance Services Providers, ISS, Glass Lewis, Frontis and PRIC who have recommended that shareholders vote in favour of the Transaction.

In advance of the extraordinary general meeting (“EGM”) and the related record date of 4 December 2015, we would like to also inform you that the deadline for exercising the right to vote is 11 a.m. CET on 15 December 2015. Those shareholders who intend to participate in the EGM and have not yet made the appropriate request via their depositary should do so as soon as possible.

We hope for your full participation.

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The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed.

This communication does not constitute an offer or an invitation to subscribe, buy or exchange shares or other securities. For further information please refer to the reports of the Board of Directors prepared for the Extraordinary Shareholders Meeting and the Special meeting of holders of savings shares and available on the website www.telecomitalia.com.